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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________


                                 SCHEDULE 14D-9
                                 (Rule 14D-101)


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                _______________


                               Acuson Corporation
                           (Name of Subject Company)

                               Acuson Corporation
                       (Name of Person Filing Statement)

                         Common Stock, $.0001 Par Value
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                     (CUSIP Number of Class of Securities)

                                   005113105

                                ----------------

                               Acuson Corporation

                              1220 Charleston Road
                  P.O. Box 7393, Mountain View, CA  94039-7393
                                 (650)-969-9112
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)


                               _________________

                                With a copy to:

                              Keith A. Flaum, Esq.
                               Cooley Godward llp
                              3000 El Camino Real
                              Palo Alto, CA  94303
                                 (650) 843-5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Acuson Corporation Announces Definitive Merger Agreement With Siemens

MOUNTAIN VIEW, Calif., Sept. 28 /PRNewswire/ -- Acuson Corporation (NYSE: ACN) and Siemens Medical Engineering Group, Erlangen, Germany, announced today that they have reached an agreement providing for the acquisition of Acuson. The transaction has been structured as a cash tender offer for all outstanding Acuson common stock at $23 per share. The value of the deal is approximately $700 million.

"This agreement brings together two highly respected medical device manufacturers to create the largest and best ultrasound company in the world," said Samuel H. Maslak, Sc.D., CEO and founder of Acuson Corporation. "Acuson and Siemens have both earned the trust of physicians and institutions worldwide by developing and supporting premium quality medical products.

"By combining the best of both companies' know-how, customers will benefit from more research and development, better global distribution and services, more clinical applications and better network connectivity solutions. The potential for new, cost-effective contributions to patient care from ultrasound is now greatly expanded," Dr. Maslak added.

"This is an excellent acquisition for Siemens and it creates the world's premier ultrasound business," said Dr. Erich R. Reinhardt, group president and CEO of Siemens Medical Engineering. "With the worldwide headquarters of the new ultrasound business unit located in Acuson's current facilities in Mountain View, California, our products will cover the entire market for ultrasound equipment and IT-networking, from portable devices to ultra-premium platforms."

Under the terms of the definitive merger agreement, Siemens will make a two step acquisition. Siemens will first make a cash tender offer for all of Acuson's outstanding common stock at a price of $23 per share. Siemens' obligation to consummate the tender offer is subject to conditions customary to a transaction of this size and nature, including the tender of a minimum number of shares of Acuson common stock in the tender offer and the receipt of certain U.S. and German regulatory approvals. The tender offer is expected to close in late October or early November 2000.

Following consummation of the tender offer, and subject to the conditions set forth in the merger agreement, Siemens will acquire the remaining shares of Acuson's outstanding common stock at $23 per share through a merger of a wholly owned subsidiary of Siemens with and into Acuson. The merger is expected to close in the fourth quarter of 2000.

Acuson, with annual revenues of $475.9 million in 1999 and more than 1,900 employees worldwide, is a leader in the diagnostic ultrasound industry with products for the radiology, cardiology, vascular, ob/gyn applications and hospital network information systems. The company's products are used by hospitals, clinics and healthcare delivery systems throughout the world. Acuson pioneered the development of high-resolution ultrasound and has been a leader in both sales and technology advancement ever since. For the first half of 2000, Acuson reported revenues of $231.5 million and net income of $3.3 million. According to a leading industry analyst, the company's Sequoia(R) platform has been the number one selling ultrasound system in the United States since its introduction in 1996. The company is located in Mountain View, Calif. Educational and product information can be found at www.acuson.com or www.ultrasound.com.

Siemens' Medical Engineering Group (Med) is one of the largest suppliers in the healthcare sector. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices. In fiscal 1999, Siemens' Medical Engineering Group had new orders of 4.14 billion Euro (DM 8.1 billion), sales of 4.09 billion in Euro (DM
8.0 billion).

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Acuson. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the
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commencement of the tender offer. Shareholders of Acuson should read the tender offer documents, including the Acuson solicitation/recommendation statement when it is available because they contain important information.

This press release contains forward-looking statements relating to future events or future business performance. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Such risks and uncertainties include potential declines in sales as customers wait to see the outcome of the acquisition; risks that the acquisition might be delayed or not completed at all and that the integration of the technology, operations and products of the combining companies might not occur as anticipated. Further risks and uncertainties include, but are not limited to the following: the delay or failure of regulatory authorities to approve the acquisition; competitor responses that may affect the price of Acuson products; diversion of management time (both Acuson's and Siemens') during the period from the signing of the acquisition agreement until the closing of the acquisition from focus on operating the businesses to issues of integration; decline in employee morale and employee retention and integration issues; the need to integrate each company's accounting, management information, human resources and administrative systems to permit effective management, and the lack of control over such systems if the integration is delayed or not implemented; and other risks and uncertainties, including, but not limited to, those risks and uncertainties detailed from time to time in Acuson's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Acuson undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: Sequoia is a registered trademark of Acuson Corporation
SOURCE Acuson Corporation